Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

December 31, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

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Man Group plc
30 December 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 29 December 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$22.56, up 1.81% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
23 December 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 22 December 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$22.16, down 0.05% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

On 16th December, Mr Stanley Fink, Chief Executive transferred 284,007 ordinary shares in Man Group plc at cost by way of a charitable donation. This represents a disposal of shares acquired over a period of time at an average cost of 1081.70p. The gain over this cost base in relation to the prevailing market price is being donated to charity. Following this transaction Mr Stanley Fink is deemed to be interested in a total of 4,663,298 Man Group plc ordinary shares representing approximately 1.53% of the Company's issued share capital.

Man Group plc
16 December 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 15 December 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$22.17, up 1.60% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Press Release

Man Group plc

12 December 2003

Acquisition Update

Man Group plc announces that following the successful integration of the RMF business acquired in May 2002 into Man Investments, the asset management division of the Group, Rainer-Marc Frey, who has been significantly involved in the integration process, will move from an executive role and become a senior adviser to Man Investments. The change will be fully effective as at 31 March 2004 and the new engagement will run until May 2005.

Chris Chambers, CEO of Man Investments said: "We were delighted with Rainer-Marc Frey's close involvement in the integration of the two businesses following the acquisition. Thanks in large measure to his outstanding commitment to the success of Man Investments, the critical integration phase was achieved successfully and ahead of schedule. Moreover, we will continue to benefit from his experience and support."

Rainer-Marc Frey said, "We have quickly reached a natural conclusion to the period of integration during which we faced the imperative of creating an expanded platform for the Man Investments business following its acquisition of RMF. It is enormously satisfying for me personally that we have been able to meet this challenge successfully, and I wish to record my appreciation of the way in which all of my colleagues in Man Group have worked tirelessly to secure the continued success of Man Investments during this exciting period. I look forward to my ongoing involvement with Man Investments."

Enquiries

Man Group plc	**020 7144 1000**
Peter Clarke	
David Browne	
Merlin Financial	**020 7606 1244**
Paul Downes	07900 244888 (mobile)
Paul Lockstone	07876 685200 (mobile)
Lachlan Johnston	07989 304356 (mobile)

Man Group plc
9 December 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 8 December 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.82, up 0.46% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com